Exhibit 99.30

NexTech Establishes a Hollywood Presence With

the Formation of AR Studios

New York, NY - Toronto, ON – April 12, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) is excited to announce the formation of AR Studios in Hollywood, California. The studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

Heading up AR Studios is Paul Duffy, inventor of the human hologram and President of NexTech AR Solutions. Advising the AR Studio team is Barry Sandrew, Ph.D. A visual effects pioneer and serial entrepreneur who invented digital colorization of black and white movies as well as a process for converting 2D feature films to 3D.

Dr. Sandrew stated, “NexTech is building an innovative concept for immersive entertainment that I’ve been waiting over 5 years to materialize. Within AR Studios the technology, talent and opportunity to create this new form of storytelling have converged into what promises to become a game changing entertainment venue.”

“AR Studios might be the most exciting and important work we do at NexTech as we are creating a new mass medium which will change the viewing experience of content forever. Being able to see a volumetric 3D human in your house or anywhere for that matter changes everything from entertainment, education, medicine, advertising and even gaming. The NexTech engineering teams in Dallas and Austin are building out the software that will drive both AR content creation and its distribution” comments Paul Duffy, President of NexTech.

AR Studios represents a new and exciting vertical for NexTech which is best known for its ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy.’ The platform is affordable, scalable, customizable, and most importantly, easy to integrate within an existing web interface, making NexTech one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is rapidly signing up customers and building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programed to be used across all commerce.

As part of his advisory position Dr. Sandrew has been granted 500,000 incentive stock options to purchase up to 500,000 common shares in the capital of the Company at a purchase price of $0.60 per common share and exercisable for a period of three years from the date of grant (the “Options”). In addition, the Company intends to issue an aggregate of 750,000 warrants at a deemed price of $0.62 per common share (the “Warrants”). The Warrants will be released on the achievement of milestones. Certificates issued in connection with the Options and Warrants shall bear a restrictive legend detailing the customary four (4) month hold period as required by the CSE.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D AR, AI technology anywhere. Online retailers can subscribe to NexTech’s state of the art, 3D AR/AI solution for $79/mo. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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